FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Telecommunications Towers	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following RELEVANT INFORMATION Telefónica informs that the Company’s Board of Directors, at its meeting held today, acknowledged the work carried out in relation to the project concerning the different options to monetise its current portfolio of telecommunications towers and agreed to continue with the study and analysis of said project. Please see attached a press release in relation to this information. Madrid, September 10, 2019 Gran Vía, 28 - 9ª Planta - 28013 Madrid

PRESS RELEASE TELEFÓNICA TO ACCELERATE THE MONETISATION OF ITS MOBILE TELECOMMUNICATIONS INFRASTRUCTURE • Telefónica operates through one of the largest portfolios of mobile sites globally, with approximately 130,000 sites of which it owns c. 68,000 sites across 12 markets. • The creation of Telxius back in 2016 marked Telefónica’s headway in the process of creating value from its mobile network infrastructure. • Telefónica intends to further capitalise on its infrastructure assets and is analysing different options to monetize an additional portfolio of sites within the next 12 months. Excluding Telxius, Telefonica owns c. 50,000 sites, which could generate an estimated OIBDA of c. €360 million. • Telefónica will also seek to create synergies through potential sharing agreements with other local operators whilst retaining strategic flexibility for its operations. Madrid, 10 September 2019.- Telefónica announces today that it is accelerating plans to monetise its extensive tower portfolio as part of a strategy aimed at maximising shareholder value, improving return on capital employed and making a more efficient use of its world-class telecom infrastructure. This was analysed during the Telefónica Board of Directors meeting held today. One of the Largest Portfolios of Mobile Sites Globally Telefónica operates through a portfolio of c. 130,000 sites globally, and owns, directly or through its subsidiaries, a unique portfolio of c. 68,000 sites across 12 markets1. Telxius, Telefónica’s infrastructure unit, owns approximately c. 18,000 sites and the remaining c. 50,000 sites are owned by other units within Telefónica Group. Over 60% of these sites are located in Telefónica’s 4 major countries of operation (Spain, UK, Germany and Brazil). Based on comparable market benchmarks, this portfolio of c. 50,000 sites could generate approximately €830m in revenues and €360m in OIBDA and could require €25m in maintenance capital expenditure on a full year pro-forma basis. These figures are illustrative, based on comparable market benchmarks, and will differ depending on the ultimate perimeter and transaction structure to be implemented and the lease rates to be agreed. In the UK, Telefónica owns c. 7,000 sites through its 50% interest in Cornerstone Telecommunications Infrastructure Limited (Cornerstone). The company was jointly created in 2012 by Telefónica and Vodafone to operate their combined nationwide tower site infrastructure and support their active sharing arrangements. Cornerstone is currently one of the leading network grids in the UK. After years of successfully operating jointly their network in the UK, Telefónica and ¹Telefónica operates equipment on 130k sites globally, of which 68k are owned by TEF Group (including Telxius) and the remaining sites are owned by Towercos and other operators. These 68k sites are located in Germany, United Kingdom, Spain, Brazil, Argentina, Ecuador, Colombia, Uruguay, Chile, Peru, Mexico and Venezuela. Sites in the UK represent 50% of the total number of sites owned by Cornerstone, consistent with Telefónica’s 50% interest in the 50/50 JV with Vodafone. Telefónica, S.A. Corporate Communications Department Tel: +34 91 482 38 00 Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com 28050 Madrid https://pressoffice.telefonica.com @Telefonica

Vodafone have agreed to extend the agreement to include 5G roll-out and explore potential monetisation options for Cornerstone. In Germany, Telefónica Deutschland currently owns nationwide c. 19,000 sites, making it one of the largest single country portfolios in Europe. Telefónica continues expanding its global portfolio and expects to deploy new macro sites over the next years across its markets and to continue growing its existing footprint of small cells to support its network strategy. Value Creation and Monetisation Strategy to Date Telefónica has a number of arrangements in place with other telecom operators, tower companies and financial investors in order to drive cost savings and network excellence through sharing of passive infrastructure and active telecom equipment. As part of this strategy, in 2016, Telefónica created Telxius as a leading dedicated tower operator owning and managing a portfolio of sites across Europe and Latin America, incorporating an experienced management team with a proven track record in delivering growth. Today, Telxius has a portfolio of c.18,000 sites across six markets in Europe and Latin America and also operates, directly or through consortiums, an international network of 87,000 kms of high capacity optic fiber submarine cables. In 2018, Telxius generated revenues of €792m (+8.4% YoY) and OIBDA of €370m (+ 7.1% YoY). Since its creation, Telxius has successfully positioned itself as a leading neutral infrastructure company in the markets where it operates. Telxius’ strong growth and cash flow generation is driven among other things by the remarkable expansion of its third party tenant base (over 40% since inception). It has also accelerated “built-to-suit” projects both for Telefónica Group as well as for other telecommunication operators (c. 20% of BTS projects have been built for third party companies year-to-date in 2019). Strategy to Crystallise Additional Shareholder Value from Mobile Telecom Infrastructure Telefónica aims to capture further synergies from network sharing as well as capitalize on the interest for our infrastructure from both public and private market participants. Telefónica’s intention is to monetise an additional portfolio of wireless telecom assets within the next 12 months². The company is analysing different monetisation options in order to deliver value for its shareholders whilst retaining maximum operational and strategic flexibility. One alternative could be scaling up Telxius by incorporating additional sites from Telefónica units, with the support of our existing minority partners in the company. Other alternatives could also be contemplated. This announcement, together with the HR plan announced in Spain, is part of the strategy defined by the Company as one of the different initiatives being implemented and on which Telefonica will continue working with determination in the coming months to achieve the best results. ²Execution of any transaction(s) will be subject to customary approvals and consents. About Telefónica Telefónica is one of the largest telecommunications companies in the world by market capitalisation and number of customers with a comprehensive offering and quality of connectivity that is delivered over world class fixed, mobile and broadband networks. As a growing company it prides itself on providing a differential experience based both on its corporate values and a public position that defends customer interests. Telefónica, S.A. Corporate Communications Department Tel: +34 91 482 38 00 Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com 28050 Madrid https://pressoffice.telefonica.com @Telefonica

The company has a significant presence in 14 countries and 345 million accesses around the world. Telefónica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy. Telefónica is a 100% listed company and its shares are traded on the Spanish Stock Market and on those in New York and Lima. Telefónica, S.A. Corporate Communications Department Tel: +34 91 482 38 00 Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com 28050 Madrid https://pressoffice.telefonica.com @Telefonica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 10, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid